NEXT TECHNOLOGY HOLDING INC.

October 21, 2024

Ms. Megan Masterson

Ms. Kathleen Collins

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 Response dated September 23, 2024 SEC File No.: 001-41450

Dear Ms. Masterson and Ms. Collins,

Next Technology Holding Inc. (the “Company”) is writing in response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 30, 2024 (the “Comment Letter”), containing the Staff's comments relating to the Company’s Annual Report on Form 10-K and 10K/A for the fiscal year ended December 31, 2023.

The Comment Letter requires that the Company respond within ten business days or advise the Staff when the Company will respond. As discussed by email today, the Company respectfully requests an extension of the original due date requested by the Staff to respond to the Comment Letter. The Company expects to submit a complete response to the Comment Letter on or prior to November 4, 2024.

Thank you for your consideration of the extension request. If you have any questions regarding the extension request or otherwise, please feel free to contact me by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Ken Tsang
Ken Tsang Chief Financial Officer